MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(SEC I.D. NO. 8-43026)
(CFTC I.D. NO. 0398845)

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of
1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of MUFG Securities Americas Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MUFG Securities Americas Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The accompanying supplemental schedule of Computation of Net Capital Under 17 CFR 240.15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's statement of financial condition. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statement as a whole.

Deloitte & Touche LLP

February 27, 2024

We have served as the Company's auditor since 1988.

MUFG SECURITIES AMERICAS INC.

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2023
(In thousands of dollars, except share data or unless otherwise noted)

ASSETS:

Cash and cash equivalents	$	19,826
Cash segregated under federal and other regulations		13,000
Collateralized agreements:		
Securities borrowed (including $155.8 million of collateral at fair value)		7,708,220
Securities purchased under agreements to resell, net		17,310,888
Deposits with clearing organizations and others		51,502
Receivables:		
Brokers, dealers and clearing organizations		256,496
Customers		23,119
Affiliates		57,497
Financial instruments owned, at fair value ($1.2 billion pledged)		10,090,926
Interest receivable		238,752
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $93.8 million)		109,177
Deferred tax assets, net		22,700
Other assets		32,950
TOTAL ASSETS	$	35,935,053

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Short-term borrowings	$	1,006,640
Collateralized agreements:		
Securities loaned (including $155.8 million of collateral at fair value)		589,357
Securities sold under agreements to repurchase, net		28,308,599
Payables:		
Brokers, dealers and clearing organizations		45,538
Customers		18,080
Affiliates		54,570
Financial instruments sold, but not yet purchased, at fair value		3,581,664
Interest payable		110,990
Accrued expenses and other liabilities		181,014
Total liabilities		33,896,452
Liabilities subordinated to claims of general creditors		775,000
Commitments and contingencies (see Note 15)		

STOCKHOLDER'S EQUITY:

Common stock, no par value;		
10,000 shares authorized, 4,690 shares issued and outstanding	$	469,000
Additional paid-in capital		(674)
Retained earnings		795,275
Total stockholder's equity		1,263,601
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	35,935,053

See notes to the financial statement.

MUFG SECURITIES AMERICAS INC.

1. ORGANIZATION AND BUSINESS ACTIVITIES

MUFG Securities Americas Inc. ("MUSA" or the "Company"), is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"). MUAH is a wholly-owned subsidiary of MUFG Bank, Ltd. ("MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank's ultimate parent company and controlling party is MUFG, incorporated in Japan. As a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, and securities transactions.

MUSA is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). MUSA is also registered with the Municipal Securities Rulemaking Board ("MSRB") as a broker-dealer, the Commodity Futures Trading Commission ("CFTC") as a registered independent introducing broker and is a member of the National Futures Association ("NFA").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statement. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2023, Cash and cash equivalents consisted solely of cash.

Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934.

Securities borrowed and Securities loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For Securities borrowed the Company deposits cash with the lender. Securities loaned transactions are recorded at the amount of cash collateral received. For Securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the Securities borrowed and Securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of Securities borrowed and Securities loaned agreements approximate fair value because the transactions are generally short-term in nature and are collateralized. Interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

In accordance with FASB ASC 210, *Balance Sheet*, the Company offsets Securities borrowed and Securities loaned on the Statement of Financial Condition with the same counterparty where that counterparty has a legally enforceable master netting agreement and all criteria for netting have been met.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

When the Company engages in security-for-security transactions where the Company is the lender and is permitted to sell or repledge these securities, the fair value of collateral received is reported in Securities borrowed, and the related obligation to return the collateral is reported in Securities loaned on the Statement of Financial Condition at fair value. If the Company is the borrower in security-for-security transactions, the fair value of collateral received and the fair value of collateral loaned are not reported on the Statement of Financial Condition in accordance with FASB ASC 860, *Transfers and Servicing*.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase – Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency, corporate, and mortgage-backed securities. The repurchase agreements are treated as secured borrowings in accordance with FASB ASC 860, *Transfers and Servicing*, and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities under reverse repurchase agreements at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of reverse repurchase agreements and repurchase agreements approximate fair value because the transactions are generally short-term in nature. Accrued interest associated with reverse repurchase agreements and repurchase agreements is accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

In accordance with FASB ASC 210, *Balance Sheet*, the Company offsets reverse repurchase and repurchase agreements on the Statement of Financial Condition with the same counterparty where that counterparty has a legally enforceable master netting agreement and all criteria for netting have been met.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2023, the balance consists solely of cash.

Receivables and Payables – Brokers, dealers and clearing organizations - Receivables from brokers, dealers and clearing organizations include receivables for unsettled regular-way securities, securities not delivered by the Company to a purchaser by the settlement date, fees on underwriting transactions, and cash margin posted for mortgage-backed securities, interest rate contracts and credit default swap index contracts. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, margin payable to clearing organizations and broker dealers, and payables for mortgage-backed securities.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to or received by the Company.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

Receivables and Payables – Affiliates – Receivables from and Payables to affiliates represent balances arising in connection with transactions with affiliates for the provision of services including investment banking fees, sublease rental income or expense, professional services and operational support. See Note 11 for further details.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net, by CUSIP or other security identification, on a trade date basis. For debt securities, realized gains and losses are determined on a first in–first out basis. For equity securities, realized gains and losses are determined using a weighted average cost basis.

Loans traded on secondary market refers to the purchase and sale of syndicated loans on the secondary market. Traded loans are recognized on a settlement date basis. Traded loans and the mark to market on loan purchase commitments and loan sale commitments are reported in Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value, under the fair value option, which allows the Company to elect to measure the financial assets and liabilities at fair value.

Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased at fair value, are accrued as Interest receivable and Interest payable, respectively, on the Statement of Financial Condition.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860, *Transfers and Servicing*, pledged financial instruments that can be sold or those that can be re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value.

The Company's derivatives, which are primarily interest rate contracts, forward foreign exchange contracts, credit contracts, and equity contracts, are reported on the Statement of Financial Condition at fair value. The Company trades agency to-be-announced securities ("TBAs"), which are forward contracts that give the purchaser/seller an obligation to receive/deliver agency mortgage-back securities in the future. The associated market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. As such, the Company reports TBAs as interest rate contracts. The Company also accounts for non-regular-way settled trades as derivatives and records them as interest rate and credit contracts based on the underlying security type. Additionally, the Company also enters into forward foreign exchange contracts to economically hedge non-U.S. dollar short-term borrowings.

Fair value measurements – FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors including, for example, the type of financial instrument, the liquidity of markets, and other characteristics particular to the financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Furniture and equipment, software and leasehold improvement - Furniture and equipment is recorded at cost less accumulated depreciation and is depreciated over the estimated useful life of one to five years. The Company's software is recorded at cost less accumulated depreciation and is depreciated on a straight line basis over the estimated useful lives of three to seven years.

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

FASB ASC 842, *Leases*, requires leases previously classified as operating leases to be recognized on the Statement of Financial Condition as a right of use lease asset and lease liability. The right of use lease assets are included in Furniture and equipment, software and leasehold improvements on the Statement of Financial Condition and are amortized over the lease term.

Income taxes – In accordance with FASB ASC 740, *Income Taxes*, a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and their reported amount on the Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized. See Note 12 for further details.

Foreign exchange – Assets and liabilities denominated in non-U.S. dollar currencies are revalued to U.S. dollar equivalents using the spot foreign exchange rates at the date of the Statement of Financial Condition. Revenues and expenses denominated in non-U.S. dollar currencies are recorded in U.S. dollar equivalents using the effective spot foreign exchange rate at the date of the transaction.

Stock-Based Compensation – The Company grants restricted stock units ("RSUs") settled in MUFG American Depositary Receipts ("ADRs") representing shares of common stock of the Company's ultimate parent company, MUFG, to employees.

MUFG SECURITIES AMERICAS INC.

Postretirement and deferred compensation plans – The Company provides eligible employees with retirement and other postemployment benefits under a defined benefit plan sponsored by an affiliate. The Company contributes to the plan based on a predetermined formula, plan assets are not segregated between the various employer participants, and pension obligations are retained by the plan sponsor upon withdrawal of the Company. The Company also recognizes a liability for all contributions due and unpaid, which is recorded as Payable to affiliates on the Statement of Financial Condition. The Company also has a non-qualified deferred compensation plan maintained in a trust. See Note 16 for further details.

3. RECENT ACCOUNTING DEVELOPMENTS AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Recent Accounting Developments

There are no recent accounting developments that have been issued but not yet adopted that are expected to have a material impact on the Company's Financial Statement and related disclosures. There are also no recent accounting pronouncements that have been adopted that materially impacted the Company's Financial Statement and related disclosures.

4. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2023 consist of the following:

(in 000's)	Receivables	Payables
Securities failed-to-deliver/receive	$ 11,068	$ 33,287
Pending trades, net	26,233	—
Receivables/payables related to investment banking	22,604	—
Receivables/payable related to mortgage-backed securities	—	268
Receivables/payables from clearing organizations	165,829	3,973
Receivables/payables related to interest rate and credit default swap index contracts	19,377	6,079
Other trade related receivables/payables	11,385	1,931
Total	$ 256,496	$ 45,538

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

5.   **SHORT-TERM BORROWINGS**

The Company has short-term borrowings with MUAH and Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"). The short-term borrowings at December 31, 2023 consist of the following:

Lender	Maturity Date	Rate Basis	JPY Principal Amount (in 000's)		USD Principal Amount (in 000's)
MUAH	January 23, 2024	SOFR + 0.79		$	150,000
MUAH	March 14, 2024	SOFR + 0.46			100,000
MUAH	March 15, 2024	SOFR + 0.46			150,000
MUAH	June 5, 2024	SOFR + 1.24			100,000
MUAH	June 7, 2024	SOFR + 1.24			100,000
MUAH	October 18, 2024	SOFR + 0.88			75,000
MUAH	November 8, 2024	SOFR + 0.90			100,000
MUAH	December 13, 2024	SOFR + 0.83			175,000
MUSHD	April 26, 2024	0.07%	¥ 7,992,155	$	56,640
Total			¥ 7,992,155	$	1,006,640

The Company has a $1.5 billion uncommitted, unsecured borrowing facility with MUAH. The short-term borrowings with MUAH above were drawn against this facility. The termination date of this facility is December 31, 2024, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew at least 30 days prior to the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. At December 31, 2023, the Company had $950 million drawn under this facility.

The Company has an uncommitted, unsecured borrowing facility with MUSHD under which it may borrow up to JPY 60 billion (USD equivalent $0.4 billion). Under the terms of the facility, the Company can choose to borrow in Japanese Yen or U.S. dollars. The termination date of this facility is March 31, 2024, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew at least 30 days prior to the termination date. Any draws outstanding against the facility as of the termination date remain effective through their stated maturity. Japanese Yen denominated borrowings include an irrevocable extension option allowing the Company to extend the maturity of an individual draw by 100 days at any time prior to its original stated maturity. At December 31, 2023, the Company had JPY 8 billion ($56.6 million USD equivalent) drawn under this facility.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

6. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company has seven subordinated borrowings totaling $775.0 million with MUAH, at December 31, 2023, that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount (in 000's)
March 29, 2024	SOFR + 0.93	5.94%	$ 100,000
April 1, 2024	SOFR + 0.93	5.94%	75,000
September 3, 2024	SOFR + 0.54	5.55%	100,000
February 28, 2025	SOFR + 0.75	5.76%	100,000
September 2, 2025	SOFR + 1.61	6.62%	100,000
March 2, 2026	SOFR + 1.16	6.29%	150,000
August 31, 2026	SOFR + 1.36	6.66%	150,000
		Total	$ 775,000

The agreements covering the subordinated borrowings have been approved by FINRA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid at maturity. The debt is denominated in U.S. dollars. The borrowings allow for prepayment of all or any part of the obligation at the option of the Company upon receipt of prior written approval from FINRA.

7. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis at December 31, 2023, by level within the fair value hierarchy:

(in 000's)	Level 1		Level 2		Counterparty and Cash Collateral Netting		Total	
Assets:								
Financial instruments owned:								
U.S. Treasury securities	$	167,666	$	2,280,553	$	—	$	2,448,219
Commercial paper		—		39,675		—		39,675
Corporate bonds		—		1,204,006		—		1,204,006
Convertible bonds		—		29,559		—		29,559
Asset-backed securities		—		487,962		—		487,962
Equity securities		3,402		—		—		3,402
Mortgage-backed securities		—		5,623,528		—		5,623,528
Loans traded on secondary market		—		221,171		—		221,171
Loan commitments		—		1,223		—		1,223
Derivatives:								
Interest rate contracts		—		34,315		(2,165)		32,150
Credit contracts		—		31		—		31
Total Financial instruments owned	$	171,068	$	9,922,023	$	(2,165)	$	10,090,926
Receivables from brokers, dealers and clearing organizations	$	12,639	$	—	$	(12,639)	$	—
Liabilities:								
Financial instruments sold, but not yet purchased:								
U.S. Treasury securities	$	739,635	$	2,095,229	$	—	$	2,834,864
Corporate bonds		—		715,092		—		715,092
Convertible bonds		—		543		—		543
Equity securities		24,143		—		—		24,143
Mortgage-backed securities		—		682		—		682
Loan commitments		—		2,333		—		2,333
Derivatives:								
Interest rate contracts		—		138,736		(136,559)		2,177
Forward foreign exchange contracts		—		3,290		(2,890)		400
Credit default swap index		—		1,419		—		1,419
Credit contracts		—		11		—		11
Total Financial instruments sold, but not yet purchased	$	763,778	$	2,957,335	$	(139,449)	$	3,581,664
Payables to brokers, dealers and clearing organizations	$	18,718	$	—	$	(12,639)	$	6,079

Note: The Company has no Level 3 financial instruments at Dec 31, 2023.

U.S. Treasury securities are valued using third party market price quotations. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury securities are categorized in Level 2 of the fair value hierarchy.

Commercial paper, asset-backed securities and *mortgage-backed securities,* are valued using third party market price quotations or spread data obtained from observed transactions. These securities are categorized in Level 2 of the fair value hierarchy.

Corporate bonds, convertible bonds, are valued using third party market price quotations or recently executed transactions. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Equity securities are actively traded and are valued based on quoted prices from the exchange, and are therefore categorized in Level 1 of the fair value hierarchy.

Loans traded on secondary market are loans which are originated and syndicated in the primary market but traded on the secondary market. Loans traded on secondary market are valued by third party market price quotations and categorized in Level 2 of the fair value hierarchy.

Loan purchase and sale commitments related to loans traded on secondary market are valued by third party market price quotations and are categorized in Level 2 of the fair value hierarchy.

Interest rate and credit contracts include exchange-traded futures, options and forward contracts to receive or deliver securities. Futures are actively traded and valued based on quoted prices from the exchange while forward contracts are quoted using third party market price quotations of the underlying securities or recently executed transactions. These derivatives are categorized as Level 1 and Level 2, respectively, on the fair value hierarchy.

Forward foreign exchange contracts are valued based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

Credit default swap index contracts are credit derivatives valued using third party market price quotations. They are categorized in Level 2 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur. The Company has no reclassifications to report for 2023.

The Company loaned or pledged financial instruments owned that can be sold or re-pledged by the secured counterparty. These securities are reported parenthetically in Financial instruments owned, at fair value, on the Statement of Financial Condition. The Company also loaned or pledged financial instruments owned to counterparties and clearing organizations that do not have the right to deliver or re-pledge the collateral. At December 31, 2023, the company pledged $8.2 billion of which $7.0 billion the counterparty did not have the right to deliver or re-pledge.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

Financial Instruments Not Measured at Fair Value

Certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy.

The fair value of financial assets and liabilities may be different than carrying value if their remaining maturities are considered longer term in nature. At December 31, 2023, the carrying value of certain securities purchased under agreements to resell, securities sold under agreements to repurchase, short-term borrowings, and liabilities subordinated to claims of general creditors were considered longer term in nature as their maturity dates were greater than three months. These accounts are valued using a discounted cash flow technique. The significant valuation inputs used included interest rates, collateral funding spreads, and senior debt to subordinated debt spreads. These valuation inputs are observable and, as such, the financial instruments are classified as Level 2 within the fair value hierarchy.

The following is a summary of the Company's financial assets and liabilities which are not carried at fair value. The table presents the carrying values and estimated fair values at December 31, 2023, by level within the fair value hierarchy. The table excludes all non-financial assets and liabilities, such as furniture, equipment, software and leasehold improvements, tax assets and liabilities and certain estimated accruals and provisions.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

(in 000's)		Carrying Value		Level 1		Level 2		Total Estimated Fair Value
Assets:								
Cash and cash equivalents	$	19,826	$	19,826	$	—	$	19,826
Cash segregated under federal and other regulations		13,000		13,000		—		13,000
Securities borrowed		7,708,220		—		7,708,220		7,708,220
Securities purchased under agreements to resell, net		17,310,888		—		17,309,337		17,309,337
Deposits with clearing organizations and others		51,502		—		51,502		51,502
Receivables from broker, dealers and clearing organizations		256,496		—		256,496		256,496
Receivables from customers		23,119		—		23,119		23,119
Receivables from affiliates		57,497		—		57,497		57,497
Interest receivable		238,752		—		238,752		238,752
Other assets		32,950		—		32,950		32,950
Total	$	25,712,250	$	32,826	$	25,677,873	$	25,710,699
Liabilities:								
Short-term borrowings	$	1,006,640	$	—	$	1,020,468	$	1,020,468
Securities loaned		589,357		—		589,357		589,357
Securities sold under agreements to repurchase, net		28,308,599		—		28,308,574		28,308,574
Payables to brokers, dealers and clearing organizations		39,459		—		39,459		39,459
Payables to customers		18,080		—		18,080		18,080
Payables to affiliates		54,570		—		54,570		54,570
Interest payable		110,990		—		110,990		110,990
Accrued expenses and other liabilities		136,471		—		136,471		136,471
Liabilities subordinated to claims of general creditors		775,000		—		773,937		773,937
Total	$	31,039,166	$	—	$	31,051,906	$	31,051,906

Note: The Company has no Level 3 assets and liabilities at Dec 31, 2023.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

8. **DERIVATIVE INSTRUMENTS**

In the normal course of business, the Company enters into a variety of derivative transactions. These derivative transactions include forward foreign exchange contracts, equity contracts, interest rate contracts, credit default swap index contracts and credit contracts.

Interest rate contracts consist of TBAs, non-regular-way settling trades, which provide for the delayed delivery or purchase of U.S. Treasury securities and agency mortgage-backed securities, and exchange-traded futures.

Credit contracts consist of non-regular-way settling trades, which provide for the delayed delivered or purchase of corporate bonds or money-market securities.

The Company uses derivative instruments for economic hedging, foreign currency exposure management, and client facilitation. The Company uses TBAs to reduce exposure on marketable mortgage-backed securities already owned. The Company manages its trading positions by employing a variety of risk mitigation strategies. Economic hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis. The Company, however, does not apply hedge accounting under FASB ASC 815, *Derivatives and Hedging*, to any of its derivative contracts.

MUFG SECURITIES AMERICAS INC.

The following table summarizes the fair value of derivative instruments by type of derivative contract on a gross basis at December 31, 2023:

(in 000's)	Fair Value			Notional		
	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared
Derivative assets:						
Financial instruments owned:						
Credit contracts	$ —	$ 31	$ —	$ —	$ 40,769	$ —
Interest rate contracts	—	32,169	2,146	—	2,666,225	787,319
Receivables from brokers, dealers and clearing organizations:						
Interest rate contracts	12,639	—	—	163,700	—	—
Total derivative contracts	$ 12,639	$ 32,200	$ 2,146	$ 163,700	$ 2,706,994	$ 787,319
Cash collateral netting	—	—	—	—	—	—
Counterparty netting	(12,639)	(19)	(2,146)	—	—	—
Total Derivative assets	$ —	$ 32,181	$ —	$ 163,700	$ 2,706,994	$ 787,319
Derivative liabilities:						
Financial instruments sold, but not yet purchased:						
Credit contracts	$ —	$ 11	$ —	$ —	$ 35,935	$ —
Credit default swap index	—	—	1,419	—	—	52,000
Forward foreign exchange contracts	—	3,290	—	—	100,000	—
Interest rate contracts	—	3,730	135,006	—	2,545,351	6,686,329
Payables from brokers, dealers and clearing organizations:						
Interest rate contracts	18,718	—	—	818,010	—	—
Total derivative contracts	$ 18,718	$ 7,031	$ 136,425	$ 818,010	$ 2,681,286	$ 6,738,329
Cash collateral netting	—	(4,410)	(132,874)	—	—	—
Counterparty netting	(12,639)	(19)	(2,146)	—	—	—
Total Derivative liabilities	$ 6,079	$ 2,602	$ 1,405	$ 818,010	$ 2,681,286	$ 6,738,329

The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties. Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met are presented net on the Statement of Financial Condition. The Company's TBA master netting agreements generally contain provisions allowing for collateral to be obtained, or to be sent, based on market valuations of the underlying securities. The Company has elected to offset the fair value of TBAs and related cash collateral with the same counterparties under these master netting arrangements.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

The following table presents the fair value of derivative instruments by type of derivative contract on a gross basis, including information about the offsetting of derivative instruments and related collateral amounts at December 31, 2023:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition (1)	Net Amounts Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (2) Financial Instruments	Other Cash Collateral - Pledged	Net Amount
Derivative Assets:						
Credit contracts	$ 31	$ —	$ 31	$ —	$ —	$ 31
Interest rate contracts	46,954	(14,804)	32,150	—	—	32,150
Derivative Liabilities:						
Credit contracts	$ 11	$ —	$ 11	$ —	$ —	$ 11
Credit default swap index	1,419	—	1,419	—	(1,419)	—
Forward foreign exchange contracts	3,290	(2,890)	400	—	—	400
Interest rate contracts	157,454	(149,198)	8,256	—	(6,079)	2,177

(1) Amounts related to central counterparty clearing and margin netting as well as master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to central counterparty clearing and margin netting as well as master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

9.   FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

The following table presents the costs, accumulated depreciation and amortization and net carrying value at December 31, 2023:

(in 000's)	Cost		Accumulated Depreciation & Amortization		Net Carrying Value
Furniture and equipment	$	24,934	$	(17,439)	$	7,495
Software		99,590		(53,674)		45,916
Leasehold improvements		26,625		(11,470)		15,155
Right of use lease assets		51,855		(11,244)		40,611
Total	$	203,004	$	(93,827)	$	109,177

The Company's right of use lease assets consist of real estate leases only, with a weighted average lease term of 12 years. The weighted average discount rate applied to the right of use lease assets and lease liabilities was 3.92% and represents the Company's incremental borrowing rate.

10.   ACCRUED EXPENSES AND OTHER LIABILITIES

The following table presents accrued expenses and other liabilities at December 31, 2023:

(in 000's)		Carrying Value
Capital markets related payables	$	11,234
Employee related payables		63,611
Lease liabilities		51,786
Taxes payable		44,543
Other		9,840
Total	$	181,014

MUFG SECURITIES AMERICAS INC.

11. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates. These transactions include capital market transactions, facilitating securities transactions, secured financing transactions, professional services, and clearing and operational support.

At December 31, 2023, assets and liabilities with related parties consisted of the following:

(in 000's)		
Assets:		
Cash and cash equivalents	$	7,334
Securities borrowed		155,757
Securities purchased under agreement to resell, net		159,966
Receivables from brokers, dealers and clearing organizations		1,730
Receivables from affiliates		57,497
Financial instruments owned, at fair value		30,362
Interest receivable		118
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $11.2 million)		40,634
Other assets		539
Total	$	453,937
Liabilities:		
Short-term borrowings (Note 5)	$	1,006,640
Securities loaned		357,418
Payables to brokers, dealers and clearing organizations		251,163
Payables to affiliates		54,570
Financial instruments sold, but not yet purchased, at fair value		914
Interest payable		8,205
Accrued expenses and other liabilities		50,944
Liabilities subordinated to claims of general creditors (Note 6)		775,000
Total	$	2,504,854

At December 31, 2023, the Company had affiliate related balances within Receivables from brokers, dealers and clearing organizations on the Statement of Financial Condition. The balance related to receivables from capital markets activity of $0.3 million and securities failed-to-deliver of $1.4 million.

At December 31, 2023, the Company had affiliate related pending trade payables of $250.6 million, presented net within Receivables from brokers, dealers and clearing organizations on the Statement of Financial Condition.

The Company enters into security-for-security transactions with related parties. The fair value of the collateral received from MUFG Securities (Canada), Ltd. ("MUS Canada") is recognized in Securities borrowed and the related obligation to return the collateral is recognized in Securities loaned on the

MUFG SECURITIES AMERICAS INC.

Statement of Financial Condition. At December 31, 2023, the Company reported $155.8 million related to affiliate activity with MUS Canada.

The Company enters into a number of forward foreign exchange contracts with MUFG Bank, New York Branch, to hedge non-U.S. dollar denominated short-term borrowings. At December 31, 2023, the gross fair value of these contracts was a derivative liability of $3.3 million.

The Company receives a fee share from capital market deals underwritten by affiliates. At December 31, 2023, the associated receivable was $0.3 million recorded in Receivables from brokers, dealers and clearing organizations and $1.1 million in Receivables from affiliates.

The Company has referral agreements with its affiliates and pays referral fees from investment banking revenues earned. At December 31, 2023, the associated payable was $36.2 million and was recorded as Payables to affiliates on the Statement of Financial Condition.

The Company has a number of service fee arrangements in place with its affiliates. These service fee arrangements are for management and personnel support as well as shared infrastructure. At December 31, 2023, the associated receivables and payables were $56.3 million and $18.4 million, respectively, and were recorded as Receivables from affiliates and Payables to affiliates, respectively, on the Statement of Financial Condition.

The Company recognizes certain leases classified as operating leases as a right of use lease asset and lease liability. At December 31, 2023, the recognized right of use lease asset and lease liability for leases related to affiliates were $40.6 million and $50.9 million, respectively. They are reported as Furniture, equipment, software and lease hold improvements, at cost and Accrued expense and other liabilities, respectively, on the Statement of Financial Condition. For further information related to the Company's lease and other commitments with affiliates, see Note 15.

12. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and has determined that no valuation allowance is required.

The Company currently files tax returns in various state and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, Illinois, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

MUFG SECURITIES AMERICAS INC.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2023 are as follows:

(in 000's)		
Deferred tax assets:		
Bonuses and deferred compensation	$	15,234
Fixed assets		3,295
Accrued interest		19
Lease liability		12,580
Prepaid pension		35
Other assets		1,551
Gross adjusted deferred tax assets		32,714
Deferred tax liabilities:		
Right-of-use asset	$	9,841
Accrued and deferred rent		173
Gross adjusted deferred tax liabilities		10,014
Net deferred tax assets	$	22,700

The Company is subject to U.S. federal income tax as well as various state income taxes. With the U.S. federal taxing authorities, the Company is open to examination for periods 2020 and forward. With respect to New York State, the Company is open to examination for periods 2016 and forward, while for New York City, the company is open to examination for periods 2015 and forward. For California, the Company is included within a combined income tax return with MUAH and subsidiaries which are open for tax periods 2013 and forward due to filing of amended tax returns, claiming refunds.

MUFG SECURITIES AMERICAS INC.

13. COLLATERALIZED AGREEMENTS

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions as part of its match-book financing business as well as to facilitate customer activity, to fund the Company's long trading inventory and to cover short positions. The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties.

The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts at December 31, 2023:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition (1)	Net Amount Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (2)		Net Amount
				Financial Instruments Collateral	Other Cash Collateral	
Assets:						
Securities borrowed	$ 7,708,220	$ —	$ 7,708,220	$ (7,594,377)	$ —	$ 113,843
Securities purchased under agreements to resell, net	22,067,743	(4,756,855)	17,310,888	(17,310,888)	—	—
Liabilities:						
Securities loaned	$ 589,357	$ —	$ 589,357	$ (564,169)	$ —	$ 25,188
Securities sold under agreements to repurchase, net	33,065,454	(4,756,855)	28,308,599	(28,308,599)	—	—

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement. Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions, representing a significant amount of the Company's Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net, do not meet the netting criteria.

MUFG SECURITIES AMERICAS INC.

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

The following table presents, at December 31, 2023, the gross obligations for Securities sold under agreements to repurchase and Securities loaned by remaining contractual maturity and class of collateral pledged:

(in 000's)	Overnight and Continuous	2-30 Days	31-90 Days	Greater Than 90 Days	Total
Securities sold under agreements to repurchase (gross):					
U.S. Treasury and government agencies	$ 9,190,492	$ 4,576,287	$ 3,001,334	$ 475,000	$ 17,243,113
Mortgage-backed securities:					
U.S. Agency securities	4,499,246	2,586,338	4,024,044	8,798	11,118,426
Corporate bonds	506,859	21,473	1,291,709	67,064	1,887,105
Other debt	—	78,527	395,025	99,138	572,690
Equity securities	2,177,565	—	66,555	—	2,244,120
Total	$ 16,374,162	$ 7,262,625	$ 8,778,667	$ 650,000	$ 33,065,454
Securities loaned:					
U.S. Treasury securities	$ —	$ 155,757	$ —	$ —	$ 155,757
Corporate bonds	40	—	—	—	40
Equity securities	231,899	201,661	—	—	433,560
Total	$ 231,939	$ 357,418	$ —	$ —	$ 589,357

The Company also enters into forward-starting collateralized financing agreements which, in accordance with FASB ASC 860, are not recognized on the Statement of Financial Condition until the date of transfer. At December 31, 2023, the Company had commitments to enter into forward-starting reverse repurchase and repurchase agreements of $0.25 billion and $1.49 billion, respectively.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2023, the fair value of securities received as collateral, prior to netting, was $36.2 billion and the fair value of the portion that has been sold or repledged was $23.7 billion.

The Company also enters into securities-for-securities transactions. When the Company is the lender of securities and the collateral can be sold or repledged, the fair value of the collateral received is reported in Securities borrowed. The related obligation to return the collateral is recognized in Securities loaned on the Statement of Financial Condition. As a result, at December 31, 2023, the Company recognized $155.8 million of the collateral received in Securities borrowed and the related obligation to return the collateral in Securities loaned on the Statement of Financial Condition.

MUFG SECURITIES AMERICAS INC.

14. **RISK**

Risk is an inherent part of the Company's business and activities.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and credit spreads as well as market volatility of all asset classes from the market making trading operations.

Liquidity Risk – Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent, obligations. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions. The Company manages liquidity risk mainly through its Treasury functions.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements, securities borrowed and loaned transactions, and forward settling securities transactions, including TBAs and traded loans that are non-regular-way settling trades, reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. Risk mainly arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities, primarily with counterparties including securities brokers and dealers, banks, funds, and other institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to credit risk. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument which is internally monitored on a continuous basis.

The Company seeks to control risks associated with reverse repurchase and repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentration Risk - The Company is subject to concentration risk by holding large positions in certain types of transactions such as reverse repurchase and repurchase agreements, securities borrowed and loaned trades, and forward settling securities transactions, including TBAs. These positions are subject to concentration risk by counterparty or by counterparty industry. Concentration risk is monitored daily through counterparty credit risk and management believes that significant counterparty risk is offset by collateral received.

Operational Risk - Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime, business continuity risk and environmental risk, but excludes strategic and reputational risk. Our operations mitigate risk by relying

on the secure processing, storage, transmission and reporting of personal, confidential and other sensitive information or data in our computer systems, networks and business applications.

Cybersecurity Risk - As part of the Company's information security strategy, the Company utilizes cybersecurity and data protection programs aimed to reduce the likelihood or impact of a cyberattack. The Company's cybersecurity program is aligned with the current standards defined by the National Institute of Standards and Technology Cybersecurity Framework and oversees a control framework to mitigate information security risks. For the year ended December 31, 2023, the Company has not encountered cybersecurity challenges that have materially impaired our business strategy, operations, or financial standing.

Customer Securities Transactions - In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records customer securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices.

Due to the nature of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations.

15. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York and Illinois.

In 2014, the Company entered into a sublease with MUAH to rent the primary office space in New York. The sublease will expire on December 31, 2035.

Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2024	$ 4,829
2025	4,830
2026	5,222
2027	5,223
Thereafter	44,105
Total	$ 64,209

Securities Financing – The Company has three committed facilities to provide collateralized financing to third parties. The first facility is shared with an affiliate, MUFG Securities EMEA plc, with an aggregate commitment up to $250 million. The other two facilities are with clearing organizations and are required as part of the Company's membership agreements with the amounts being reset semi-

NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023

annually throughout the whole of the clearing organizations' memberships. At December 31, 2023, the Company's required commitment was $579.3 million. At December 31, 2023, none of these facilities were drawn upon.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition at December 31, 2023.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company. However, based on experience, the Company expects the risk of loss to be remote.

16. POSTRETIREMENT AND DEFERRED COMPENSATION PLANS

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan. All plans are sponsored by MUFG Bank. For the pension plan, the Company recognizes an allocated amount of expense based on MUFG Bank's annual pension expense. Contributions are based on an amount that satisfies ERISA funding standards.

From 2011 to 2018, the Company implemented a non-qualified deferred compensation plan ("DCP"). The DCP assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly based on cash surrender value of the corporate-owned life insurance. At December 31, 2023, the value of the trust is $17.9 million and is included in Other Assets. The Company recognized an obligation to the employees of $2.7 million in Accrued expenses and other liabilities.

In 2021, the Company's annual discretionary bonus plan was amended to provide for deferred incentive compensation awards in the form of cash. The awards generally vest one month before each anniversary of the grant date and become fully vested thirty-five months from the grant date. The Company recognizes compensation expense over the entire vesting period. Awards granted to employees who are retirement eligible as of the grant date or become retirement eligible during the vesting period are expensed as of the grant date or ratably over the period from the grant date to the date the employee becomes retirement eligible, respectively. Forfeitures are recognized as incurred.

17. MANAGEMENT STOCK PLANS

Beginning June of 2019, the Company elected to award deferred incentive compensation to certain of its employees in the form of RSUs under the MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, the employees were granted RSUs settled in ADRs representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market.

Participants are entitled to "dividend equivalent credits" on their unvested restricted stock units when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the participants would have received on the shares had the shares been issued to the participants when the restricted stock units were granted.

18. REGULATORY REQUIREMENTS

As a broker-dealer and introducing broker, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934 and Regulation 1.17 of the CFTC that require the maintenance of minimum net capital equal to the greater of the requirement under Rule 15c3-1 or CFTC Rule 1.17. The Company calculates net capital under the alternative method permitted by Rule 15c3-1. The Company is required to maintain net capital at the greater of $1.0 million or 2% of the aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, plus excess margin collected on resale agreements. At December 31, 2023, the Company had net capital of $1,235.9 million, which was $1,233.9 million in excess of the $2.0 million requirement.

The Company is not permitted to pay dividends or repay subordinated debt if the remaining net capital after such payments or repayments would be less than 5% of its aggregate debit balances or less than 120% of the minimum dollar amount required by Rule 15c3-1.

Pursuant to SEA Rule 15c3-3, the Company may be required to deposit in a Special Reserve Bank Account cash or acceptable cash equivalents for the exclusive benefit of customers. At December 31, 2023, the Company had a customer reserve requirement of $0.7 million. At December 31, 2023, the Company had $13.0 million deposited in a Special Reserve Bank Account which was reported on the Statement of Financial Condition as Cash segregated under federal and other regulations or requirements.

19. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 through the date on which the financial statement are available to be issued. The Company has subsequently renewed its short-term borrowings and commitments that matured. On February 8, 2024, the Company subsequently implemented a new short-term borrowing of $150 million from MUAH.

*****

COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15c3-1
DECEMBER 31, 2023
(In thousands of dollars)

NET CAPITAL		
Stockholder's equity	$	1,263,601
Deduct: Ownership equity not allowable for Net Capital		—
Subordinated liabilities		775,000
Total capital and allowable subordinated liabilities		2,038,601
NON-ALLOWABLE ASSETS:		
Receivables from Affiliates		57,497
Securities owned, not readily marketable		26,392
Cash at affiliated banks		7,334
Receivables from Brokers, dealers and clearing organizations		27,625
Furniture, equipment and leasehold improvements, net		68,566
Deferred tax assets and other assets		289,774
Total non-allowable assets		477,188
AGED FAIL-TO-DELIVER		665
COMMODITY FUTURES CONTRACTS AND SPOT COMMODITIES - PROPRIETARY CAPITAL CHARGES		
Minimum maintenance margin for futures		16,926
Foreign currency exposure		759
Total Commodity futures contracts and spot commodities - proprietary capital charge		17,685
OTHER DEDUCTIONS AND CHARGES:		
Securities borrow charges		2,359
Extended settlement trades		30,829
Reverse repurchase margin charges		101,314
Other		24,523
Total other deductions and charges		159,025
TOTAL DEDUCTIONS AND CHARGES		654,563
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		1,384,038
HAIRCUTS ON SECURITIES:		
U.S. Government obligations		42,021
Corporate obligations		103,990
Equities		899
Other securities		1,248
Total haircuts		148,158
NET CAPITAL	$	1,235,880
MINIMUM NET CAPITAL REQUIREMENT (Greater of $1,000 or		
2% of aggregate debit balances plus resale surplus)	$	1,968
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	1,233,912

NOTE: There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2023 FOCUS report filed on January 25, 2024.